Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

JULY 27, 2005

This management’s discussion and analysis (“MD&A”) may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company” or “CHC”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A should be read in conjunction with both the Company’s Audited Consolidated Financial Statements and related notes thereto, as at, and for the years ended April 30, 2005 and 2004. Financial data presented in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are in Canadian dollars unless otherwise noted.

OVERVIEW

The Company is the world’s largest global commercial helicopter operator. The Company, through its subsidiaries, has been providing helicopter services for more than 50 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. The Company’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. The Company principally provides helicopter transportation services to the oil and gas industry for production and exploration activities. During the year the Company created Heli-One, the world’s largest independent helicopter support company to provide repair and overhaul services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, safety and survival equipment and other related services. The Company also provides helicopter transportation services for emergency medical services and search and rescue activities (“EMS/SAR”) and ancillary services such as flight training.

The Company provides helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies, transporting personnel and, to a lesser extent, parts and equipment, to offshore production platforms, drilling rigs and other facilities. In general, the Company targets opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained personnel. The Company is a market leader in most of the regions it serves, with an established reputation for quality and reliable service. The Company is the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in South America, Africa, Australia, Asia and north-eastern North America. For the fiscal year ended April 30, 2005 revenue generated by helicopter transportation services for the oil and gas industry was 67% of the Company’s total revenue compared to 73% for the previous fiscal year.

The Company believes that its repair and overhaul and flight training capabilities reduce its costs and give it control over the quality of its maintenance and training. The Company believes that these capabilities enhance its competitive position, further diversify its revenue streams and solidify its worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, the Company believes that its repair and overhaul capabilities provide it with a source of relatively stable third-party revenue.

The Company’s global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	DeBeers	Republic of Ireland
Apache	Exxon Mobil	Royal Dutch/Shell Group
bp	Kerr-McGee	Statoil
Chevron	Maersk	TotalFinaElf
Commonwealth of Australia	Norsk Hydro	Unocal
ConocoPhillips	Premier

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue for the fiscal year ended April 30, 2005 was $903.3 million, up $183.3 million or 25% from revenue of $720.0 million in fiscal 2004. Net earnings from continuing operations for fiscal 2005 were $73.6 million ($1.61 per share, diluted) compared to $66.3 million ($1.47 per share, diluted) in fiscal 2004.

Net earnings from continuing operations include restructuring costs, debt settlement costs and tax adjustments totalling $17.4 million (2004 - recovery $2.0 million) or $0.38 diluted net earnings per share (2004 - $0.04 diluted net loss per share).

The Company’s Class A subordinate voting shares and its Class B multiple voting shares trade on the Toronto Stock Exchange (“TSX”) under the symbols “FLY.SV.A” and “FLY.MV.B”. Its Class A subordinate voting shares also trade on the New York Stock Exchange under the symbol “FLI”.

BUSINESS STRATEGY

The Company’s goal is to enhance its leadership position in the global helicopter services industry by continuing to provide value-added services to its customers while maximizing return on assets and cash flows. In its pursuit of this goal, the Company intends to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets. The Company intends to increase its ability to win new contracts, renew existing contracts, strengthen its existing customer relationships and enhance its competitive position by improving its focus on customer needs and reducing costs while maintaining high standards for safety and reliability. The Company’s new organizational structure means the Company is ideally positioned to service increased demand from existing customers and new entrants to the marketplace.

•
Growth Through Acquisition. During the year the Company acquired Multifabs Survival Ltd. (“Multifabs”), a majority position in Aero Turbine Support Ltd. (“ATSL”), and the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”). These acquisitions are an important component of Heli-One, the Company’s independent support group. The Company intends to seek out additional acquisition opportunities to further strengthen its position in existing markets and expand into new markets.

•
Selectively Expand International Operations. The Company intends to capitalize on its broad geographic coverage, its long-term customer relationships and its fleet capabilities to pursue new opportunities in Africa, Asia and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•
Expand the Helicopter Support Business with Heli-One. The Company plans to expand its repair and overhaul business by further penetrating the Super Puma major component and engine overhaul market and pursue new opportunities in medium aircraft maintenance and military helicopter support. With the recent acquisitions of Multifabs, ATSL and Coulson, and the start-up of the Company’s S61/S76 dynamic component overhaul facility, Heli-One is developing the capability to support on a nose-to-tail basis the Company’s entire fleet of over 80 S61 and S76 aircraft and to compete for helicopter work for a worldwide fleet of more than 500 aircraft in this sector. In addition to repair and overhaul Heli-One provides the following services to the helicopter industry.

—	Integrated logistics support;
—	Aircraft leasing;
—	Heavy maintenance;
—	Design and engineering;
—	Helicopter parts and distribution;
—	Inventory management; and
—	Safety and survival equipment, manufacturing and support.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector. The Company believes that it has a competitive advantage in the EMS/SAR sectors by virtue of its experience in servicing the oil and gas industry. The Company believes that this advantage stems from its ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations for large customers. Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis, excluding from the bidding process operators that would otherwise compete primarily on the basis of price.

•
Continue to Focus on Long-Term Contracts. The Company seeks to enter into long-term contracts with its major customers in order to maximize the stability of its revenue. Revenue from operations under long-term contracts represented approximately 68% of the Company’s revenue during the last two fiscal years.

During the year the Company completed a thorough examination of its operations and organizational structure with a view to strengthening and standardizing the Company’s operations, lowering overhead costs, increasing efficiency and securing its leadership position well into the future. As a result the Company is consolidating all operations into three new operating divisions; Global operations, European operations and Heli-One. The Company’s head office and senior management have relocated to Vancouver, Canada. The restructuring will continue into fiscal 2006, completing initiatives primarily in Norway and the Netherlands. In addition to the direct cost savings anticipated from a total headcount reduction of approximately 180 people worldwide, the Company anticipates savings to be realized from improved fleet management, working capital management, procurement, logistics and other areas.

COMPETITIVE STRENGTHS

The Company believes that it has the following competitive advantages:

•
Global Coverage. The Company currently provides helicopter transportation services in over 30 countries and on all seven continents. This broad geographic coverage and an efficient management structure enable the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract start-up costs, including equipment and crew transportation and base set-up costs, can represent a significant portion of operating expenses, the Company’s global network of bases allows it to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as the multinational oil and gas companies seek service providers that can serve them in many locations around the world, the Company’s geographic coverage makes it one of only two global providers that can effectively compete for many of these contracts.

•
Focus on Safety.  In over 50 years of operations, the Company has developed sophisticated safety and training programs and practices that have resulted in a strong safety record. The Company has never failed the stringent safety and performance audits that are conducted by its customers. The Company’s advanced flight training facility in Norway provides a wide variety of training services to its employees as well as civil and military organizations around the world. Providing these advanced training services enhances the Company’s global reputation for leadership and excellence in helicopter services.

•
Low Cost Operator. The Company believes that it has significant cost advantages over its competitors with respect to its medium and heavy helicopter services, which increase its likelihood of winning new contracts. The Company believes that its economies of scale and in-house repair and overhaul and training capabilities give it a cost advantage over competitors who must incorporate higher third party repair and overhaul costs into their bids.

•
Long-Term Customer Relationships. The Company has worked successfully for many years with major oil and gas companies, some of which have been customers continuously for more than 20 years. As a result of its established long-term customer relationships, its focus on safety and flight training, its crews’ experience and the quality of its services, the Company consistently meets or exceeds its customers’ standards and is invited to bid on new projects. In addition to standard helicopter transportation services, certain of the Company’s customers rely on it for ancillary services, including the Company’s computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen customer relationships.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
Large, Modern and Diversified Fleet of Helicopters. To meet the diverse operational requirements of its customers, the Company operates a large fleet that includes some of the most sophisticated helicopters in the world. The Company has led the industry in fleet renewal with aircraft sought after by customers for their superior performance. As of April 30, 2005, the Company operated 215 aircraft, comprised of 76 heavy helicopters, 115 medium helicopters, 10 light helicopters and 14 fixed wing aircraft. The helicopter fleet consists of ten types of helicopters manufactured primarily by Eurocopter, Sikorsky and Bell. During the year the Company purchased two Sikorsky S-92s to compliment its fleet of 18 Super Puma MkIIs. These two aircraft types represent the most advanced civilian heavy helicopter types in service.

•
Retention of Asset Value. Based on independent appraisals as of April 30, 2005 the estimated fair market value of the Company’s owned aircraft fleet was $628.9 million, exceeding its net book value by approximately $53.2 million. As well, since approximately 70-75% of a helicopter’s value resides in its major components including engines, gearboxes and transmissions, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft. As a result, when helicopters are sold as part of the Company’s ongoing fleet management, the Company often receives prices in excess of net book value. Between May 1, 2000 and April 30, 2005 the Company disposed of helicopters for gross proceeds of $341.3 million, which was approximately 19% higher than their aggregate net book value of $287.5 million as at the dates of disposition.

•
In-house Repair and Overhaul Business. The Company believes that its repair and overhaul activities reduce its costs, diversify its revenue streams and help position it as a full-service, high-quality helicopter operator. The Company is a market leader in repair and overhaul capability and has the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturers and has the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S61, S76 and Bell 212/412. This capability allows it to control the quality and the cost of its helicopter maintenance, repair and refurbishment.

INDUSTRY OVERVIEW

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, for several decades helicopters have been used for a variety of purposes, such as forestry, mining, search and rescue, emergency medical services, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2005, 56% of the Company’s total revenue was derived from oil and gas production activity (fiscal 2004 - 61%). As onshore oil and gas reserves continue to decline the Company expects offshore oil and gas exploration and production to become a larger portion of global oil and gas production, resulting in additional demand for helicopter transportation services. Furthermore, the Company expects technology improvements to allow oil and gas exploration and production companies to pursue opportunities farther offshore, increasing demand for helicopter transportation services, particularly for modern helicopters, which generally have a greater range and passenger capacity. The Company also expects new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. The Company believes this increase in activity will result in increased global demand for helicopter transportation services.

Rig utilization in the North Sea ended December 31, 2004 up 13% from the prior year. Projected utilization rates have also risen, indicating the market will likely remain strong through 2005. In addition to new smaller companies targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life. The Company believes the need for transportation services will increase as activity in the North Sea continues to increase from current levels.

To effectively compete on a global basis for helicopter transportation service contracts, the Company believes a helicopter service provider needs to have:

—	an established brand name;
—	a strong track record of providing high quality, safe and reliable service;
—	a large, diversified fleet of helicopters to accommodate various customer requirements;
—	a cost structure that allows the provision of services at competitive prices;
—	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and
—	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.

The Company believes it possesses all of these characteristics.

THE BUSINESS

Helicopter flying operations

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”), (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, the Company has sold most of its operations and aircraft in this category and, at April 30, 2005, it had only 10 light helicopters in its fleet. However, the Company has a 41.75% interest in Canadian Helicopters Limited (“CHL”), which operates in Canada’s onshore market, primarily with light aircraft and has a 38% interest in Inversiones Aereas S.L. (“Inaer”), which operates light and medium aircraft in the Spanish onshore market.

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”), (daytime and night time flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operations. The Company operated 191 helicopters in this category (76 heavy and 115 medium helicopters) as at April 30, 2005.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries, and for EMS/SAR. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed for providing emergency medical service support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

The Company contracts with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Approximately 51% of the Company’s fiscal 2005 flying revenue (fiscal 2004 - 56%) was derived from hourly charges and the remaining 49% (fiscal 2004 - 44%) was generated by fixed monthly charges. Typically, the Company supplies crew and maintenance personnel in addition to aircraft. However, the Company has a limited number of contracts under which it supplies aircraft only to local helicopter operators, often in conjunction with repair and overhaul and training services. The Company will continue to pursue this latter type of contract as such arrangements may allow it to partner with other local operators to effectively penetrate new markets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A substantial number of the Company’s long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last six fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and a contract with the U.N. Monitoring, Verification and Inspection Commission that was cancelled upon the start of the war in Iraq, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

The Company’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, the Company has no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs. The Company therefore believes that its global network of bases and aircraft operating licenses give it a competitive advantage in bidding on new contracts throughout most of the world. The Company is well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. The Company also has long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Chevron, Maersk and Unocal. Many of these companies have been customers of the Company for more than 20 years.

The Company is one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. The Company has a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where it does not have a presence. The Company’s absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. The Company estimates that it has a market share of approximately 60% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. The Company is well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. The Company’s global presence, long-term customer relationships and modern fleet of aircraft position it to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for the Company. In the Company’s experience, the Super Puma and, more recently, the Sikorsky S-92 aircraft are the aircraft of choice for major oil and gas companies operating in the North Sea due to their superior maximum flying range, passenger capacity and cabin crew comfort. At present, the Company and its major competitor operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new Super Puma or S-92 is approximately 18 months. During the year, the Company introduced two Sikorsky S-92 aircraft in Norway. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII.

Repair and overhaul

All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled after a predetermined period. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, which have a limited time-life, including the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the repair and overhaul business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories, (ii) repair facilities authorized by the manufacturers to repair and overhaul their products, and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a world wide market for repair and overhaul services.

During the year, the Company created the world’s largest helicopter support company, Heli-One. Heli-One combines all CHC support subsidiaries and divisions including Astec Helicopter Services (“Astec”), Multifabs, Overhaul International and ATSL. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including S61and S76, Bell 206, 205, 212 and 412 and all Super Puma AS332/532 models. Heli-One’s major servicing facilities in North America and Europe provide engine overhaul servicing. Astec specializes in nose-to-tail support of the AS332 Super Puma and overhaul of the Makila 1A/1A1/1A2 engines. Heli-One, Vancouver, including ATSL specializes in nose-to-tail support of the S61 and S76 and overhauls of the General Electric CT58/T58 gas turbine engines and Pratt & Whitney Canada PT6T turboshaft engines. Overhaul International has a CASA approved Bell workshop. This restructuring provides low cost internal repair and overhaul services and positions the Company to increase its market share of repair and overhaul services for the worldwide fleet of over 500 Super Pumas.

Some of Heli-One’s contracts require customers to pay for services on an hourly flying basis. Typically, a portion of the revenue from these “power-by-the-hour” contracts is recognized on a monthly basis to reflect ongoing maintenance and logistics services being provided, with the balance deferred and recognized as the major repair and overhaul services are performed.

Heli-One’s main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Heli-One is also able to provide to its customers integrated logistics support, providing 24 hour service, covering all scheduled and unscheduled repair and overhaul for engines, dynamic components, all rotable components and consumable parts, plus support for any special mission equipment. The Company’s global buying power translates to competitive pricing on all major components. With facilities in times zones nine hours apart, Heli-One can offer next day delivery in most locations on a wide range of helicopter parts from all major manufacturers. In addition, the Company has extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments, including avionics.

Factors that affect competition within the repair and overhaul market include price, quality and customer service. The Company believes that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC’s extensive operational experience. The Company believes that the corporate restructuring and creation of Heli-One have improved its ability to provide low cost, quality support services to civilian and military helicopter operators worldwide.

Flight training

The Company operates an advanced flight training facility in Norway that provides additional revenue and enhances the Company’s global reputation for excellence and leadership in helicopter services. The facility enables the Company to satisfy fully the Super Puma training requirements for its pilots, in addition to selling training services to external pilots. The Company’s experienced instructors provide a wide variety of training services to its employees as well as civil and military organizations around the world. The Company’s Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 24,000 pilots and mechanics from over 40 countries.

Helicopter leasing

The Company manages the world’s largest fleet of medium and heavy civilian helicopters, enabling the Company to offer flexible leasing terms on a wide range of aircraft to third-party customers. Heli-One will include, in the leases to customers, repair and overhaul and logistics support as part of the full package.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Safety and survival equipment

Operating in the world’s most dangerous cold-water environments requires protection, quality and comfort. With our European subsidiaries, Multifabs and Whirly Bird Services Limited (“Whirlybird”), the Company has over 30 years experience providing survival wear solutions to military forces, emergency services and oil and gas operators around the world.

ACQUISITIONS

During the year the Company acquired three new businesses to compliment its existing helicopter support services. The August 2004 acquisition of Multifabs, an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances the Company’s ability to deliver the most comprehensive, cost effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. Multifabs compliments the existing third-party marine, military and aviation safety business. In the current year the Company also acquired a majority position in ATSL, an aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of the Company’s strategic expansion of its global repair and overhaul capabilities.

DISCONTINUED OPERATIONS

During the year the Company sold two non-core components of the Schreiner business segment, operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net gain on sale of $8.6 million. Schreiner Canada assembles, services and operates unmanned air, ground and sea vehicles and targets for training military forces and the defence industry and is based in Medicine Hat, AB, Canada. SAMCO is a certified aviation maintenance facility, located at Maastricht-Aachen Airport, the Netherlands, specializing in base maintenance and the repair, maintenance and modification of fixed wing aircraft.

The potential sale of the remaining non-core business held for sale, CHC Composites Inc. (“Composites”), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador.

FLEET

The Company’s fleet at April 30, 2005 was comprised of the following aircraft by segment:

Aircraft Type	European flying	International flying	Schreiner	Total	Owned	Leased
Heavy
Eurocopter Super Puma MkII	16	2	-	18	1	17
Eurocopter Super Puma	21	9	-	30	19	11
Sikorsky S-61N	11	12	3	26	23	3
Sikorsky S-92 series	2	-	-	2	-	2
	50	23	3	76	43	33
Medium
Sikorsky S-76	7	42	10	59	49	10
Bell 412	-	12	-	12	9	3
Bell 212	-	12	-	12	8	4
Eurocopter 365 Series	11	4	16	31	22	9
Other	1	-	-	1	1	-
	19	70	26	115	89	26
Light
Bell 206	-	6	-	6	6	-
Eurocopter AS350/355	-	2	-	2	2	-
Other	-	-	2	2	2	-
	-	8	2	10	10	-
Total Helicopters	69	101	31	201	142	59
Fixed-wing	-	4	10	14	10	4
Total Aircraft	69	105	41	215	152	63

During fiscal 2005, the Company completed five sale-leaseback transactions, four of which were aircraft purchased in fiscal 2005. The Company also entered into operating leases for four new additional aircraft, returned four aircraft to the lessors and purchased seven aircraft from a lessor. As a result of the foregoing transactions, the number of leased aircraft in the Company’s fleet decreased by two during fiscal 2005, from 65 leased aircraft as at April 30, 2004 to 63 leased aircraft as at April 30, 20005. The Company also purchased eleven new aircraft, disposed of five aircraft and wrote-off one aircraft due to the total loss resulting from an accident during the period. As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in the Company’s fleet increased from 141 as at April 30, 2004 to 152 as at April 30, 2005.

Based on independent appraisals, the estimated fair market value of the Company’s owned aircraft fleet was $628.9 million as at April 30, 2005, exceeding its book value by approximately $53.2 million. See page 8, “Competitive Strengths - Retention of Asset Value”. The appraisal surplus has declined by $49.1 million during fiscal 2005; from $102.3 million at April 30, 2004 to $53.2 million at April 30, 2005. This decline was attributable primarily to the impact of foreign exchange rate fluctuations on the translation of the aircrafts’ appraised values.

Lease Obligations

The Company has entered into aircraft operating leases with 18 lessors in respect of 63 aircraft included in the Company’s fleet at April 30, 2005. At inception, the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2005, these leases had expiry dates ranging from 2006 to 2013. The total minimum lease payments under these aircraft operating leases totalled $243.7 million at April 30, 2005. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitment to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company may either perform this work internally through Heli-One or have the work performed by an external repair and overhaul service provider. There is no commitment to incur these costs unless the aircraft is flown. The Company has also given guarantees to certain lessors in connection with these aircraft leases. See page 32, “Off-Balance Sheet Arrangements”.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to payment under aircraft operating leases, the Company has minimum lease payments of $36.8 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see page 33, “Contractual Obligations” and also Notes 28 and 30 to the Company’s fiscal 2005 audited consolidated financial statements.

Commitments to Acquire New Aircraft

As at April 30, 2005, the Company had ordered and made deposits for a number of aircraft. At April 30, 2005, the Company had committed to purchase eight heavy and 17 medium aircraft. Total capital committed to these purchases is approximately $279.2 million (U.S. $222.2 million). These aircraft are expected to be delivered in fiscal 2006 and will be deployed in the Company’s European and International operations.

Where possible, the Company intends to finance these aircraft through operating leases.

RESULTS OF OPERATIONS

Foreign Exchange

The Company is a global operator and its financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to European currencies and U.S. dollars. The favourable impact of foreign exchange on revenue during fiscal 2005 was $0.1 million. The unfavourable impact on segment EBITDA was $1.2 million during fiscal 2005. Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant. The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures, utilizing natural hedges were possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes. See page 29, “Liquidity and Capital Resources - Financing Activities”, page 31, “Financial Instruments” and page 36, “Risks and Uncertainties - Foreign Currency”.

Segments

This MD&A provides certain financial and related information about the Company’s operating segments and also about their products and services, the geographic areas in which they operate and their major customers. The Company’s objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of the Company’s consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole. In its efforts to achieve this objective, the Company provides information about segment revenues, segment EBITDA and operating income because these financial measures are used by its key decision makers in making operating decisions and assessing performance. For additional information about the Company’s segment revenues and segment EBITDA, including a reconciliation of these measures to its consolidated financial statements, see Note 27 to the Company’s fiscal 2005 audited consolidated financial statements.

The Company identifies five reporting segments in its financial statements. The primary factor considered in identifying segments is geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts it enters and the type of aircraft it utilizes. The Company’s five reporting segments are:

•
The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue service operations in Ireland and Norway.

•
The International flying segment includes primarily helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

•
Schreiner includes helicopter and fixed-wing flying services primarily to the offshore oil and gas industry in the Netherlands, Africa and Asia and includes other ancillary businesses including aircraft parts sales.

•
The Repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway, Canada and the U.K., which provide services to the Company’s helicopter fleet and third-party customers located in Europe, Asia, and North America and the survival suit and safety equipment production business.

•	The Corporate and other segment includes corporate head office and other activities.

In fiscal 2006, as a result of the restructuring project, the Company will report results of operations under four segments: Global operations, European operations, Heli-One and Corporate and other.

Revenue

Total revenue for fiscal 2005 was $903.3 million, an increase of $183.3 million or 25% from revenue of $720.0 million for fiscal 2004. The following are the primary reasons for the change in revenue.

(i)
Excluding the impact of foreign exchange, there was a $122.3 million increase in revenue in the Schreiner flying segment. This was due to a full year of revenue in 2005 compared to 2004, which only included revenue from the date of acquisition of February 16, 2004.

(ii)
An increase, excluding the impact of foreign exchange, in revenue in the Company’s International flying segment of $48.0 million due to new and expanded contracts and to higher flying activity on existing contracts.

(iii)
An increase, excluding the impact of foreign exchange, in revenue in the Company’s Repair and overhaul segment of $19.3 million. This increase was due primarily to revenue earned in newly acquired businesses of $19.7 million.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

Revenue Summary by Industry Sector

	Fiscal Year Ended April 30						Change Attributable to
	2005	2004	Change	2005	2004	Change	Schreiner Acquisition	Other Factors(i)
Industry Sector	(percentage of total revenue)			(in millions of CDN dollars)			(in millions of CDN dollars)
Oil and Gas Production	56.3%	61.1%	(4.8)%	$508.3	$439.9	$68.4	$63.0	$5.4
Oil and Gas Exploration	10.7%	12.3%	(1.6)%	96.3	88.6	7.7	(0.1)	7.8
Repair and Overhaul	12.4%	9.3%	3.1%	112.2	67.1	45.1	38.2	6.9
EMS/SAR	11.9%	8.6%	3.3%	107.0	62.0	45.0	0.9	44.1
Other	5.2%	5.9%	(0.7)%	47.4	42.8	4.6	10.0	(5.4)
Passenger Transportation	2.7%	1.8%	0.9%	24.7	12.6	12.1	10.1	2.0
Training	0.8%	1.0%	(0.2)%	7.4	7.0	0.4	-	0.4
Total	100.0%	100.0%	(0.0)%	$903.3	$720.0	$183.3	$122.1	$61.2

(i)
The $5.4 million increase in revenue in the oil and gas production sector was due primarily to growth in the Company’s International flying segment offset partially by unfavourable foreign exchange and a decrease in the European flying segment. The $7.9 million increase in the oil and gas exploration sector was due primarily to growth in the International and European flying segments. The $12.5 million increase in repair and overhaul revenue was due primarily to revenue from growth in the business and revenue from newly acquired businesses. The $44.1 million increase in EMS/SAR revenue was primarily due to growth in the European flying segment including favourable foreign exchange.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table below provides a summary of segment revenue by quarter for fiscal 2005 and 2004:

Revenue Summary by Quarter

(in millions of Canadian dollars)

Period		Europe flying	International flying	Schreiner	Total Flying Segments	Repair and overhaul	Total
Fiscal 2005	Q1	$115.6	$55.5	$41.5	$212.6	$12.9	$225.5
	Q2	110.1	57.1	39.4	206.6	18.7	225.3
	Q3	108.1	59.4	37.3	204.8	21.3	226.1
	Q4	104.1	61.5	36.4	202.0	24.4	226.4
		$437.9	$233.5	$154.6	$826.0	$77.3	$903.3
Fiscal 2004	Q1	$112.1	$43.6	$-	$155.7	$13.3	$169.0
	Q2	111.5	46.7	-	158.2	14.4	172.6
	Q3	104.7	49.0	-	153.7	15.3	169.0
	Q4	109.4	52.5	32.4	194.3	15.1	209.4
		$437.7	$191.8	$32.4	$661.9	$58.1	$720.0

The Company derives its flying revenue from two types of contracts. Approximately 51% of the Company’s fiscal 2005 flying revenue (fiscal 2004 - 56%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges. Because of the significant fixed charge component of the Company’s flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of the Company’s flying hours and a summary of its flying revenue hourly vs. fixed mix for fiscal 2005 and 2004, in each case by segment.

Flying Hours

		Flying Hours				Number of Aircraft at Period End
Period		European flying	Inter- national flying	Schreiner	Total	European flying	Inter- national flying	Schreiner	Total
Fiscal 2005	Q1	21,215	12,466	7,268	40,949	71	96	38	205
	Q2	20,491	12,419	7,482	40,392	69	99	39	207
	Q3	19,712	12,988	7,297	39,997	68	106	40	214
	Q4	19,086	13,259	6,616	38,961	69	105	41	215
		80,504	51,132	28,663	160,299
Fiscal 2004	Q1	22,351	11,057	-	33,408	72	90	-	162
	Q2	21,951	11,926	-	33,877	70	94	-	164
	Q3	19,806	12,066	-	31,872	72	95	-	167
	Q4	19,939	12,216	5,701	37,856	71	97	38	206
		84,047	47,265	5,701	137,013

Flying Revenue Mix - Hourly vs. Fixed

(in millions of Canadian dollars)

	Hourly		Fixed		Total
Segment	Fiscal 2005	Fiscal 2004	Fiscal 2005	Fiscal 2004	Fiscal 2005	Fiscal 2004
European flying	$260.5	$272.5	$151.0	$138.3	$411.5	$410.8
International flying	73.8	61.2	147.7	119.0	221.5	180.2
Schreiner	40.1	7.6	66.6	9.2	106.7	16.8
	$374.4	$341.3	$365.3	$266.5	$739.7	$607.8

The Company utilizes primarily heavy aircraft in its European flying segment and medium aircraft in its International flying segment and in Schreiner. As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2004 to fiscal 2005, except for fixed wing revenue which has increased due to the acquisition of Schreiner.

Flying Revenue Mix - Aircraft Type

(in millions of Canadian dollars)

	Fiscal 2005					Fiscal 2004
Segment	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total
European flying	$321.2	$90.3	$-	$-	$411.5	$330.6	$80.2	$-	$-	$410.8
International flying	66.2	146.3	3.5	5.5	221.5	50.9	119.2	4.4	5.7	180.2
Schreiner	12.0	63.6	1.4	29.7	106.7	1.9	9.0	0.5	5.4	16.8
Total Flying Revenue	$399.4	$300.2	$4.9	$35.2	$739.7	$383.4	$208.4	$4.9	$11.1	$607.8
Total %	54.0%	40.6%	0.7%	4.7%	100.0%	63.1%	34.3%	0.8%	1.8%	100.0%

The Company regularly compares its activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is the Company’s largest base (accounting for approximately 32% of total European flying revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2005 and 2004.

Aberdeen Airport - Helicopter Passengers

	Fiscal 2005	Fiscal 2004	% Change (2005 vs 2004)
Q1	102,228	101,757	0.5%
Q2	104,715	95,227	10.0%
Q3	95,896	87,588	9.5%
Q4	101,132	89,975	12.4%
Total	403,971	374,547	7.9%

Source: Aberdeen Airport Ltd.

The data in the above table shows a year-over-year increase in activity in Aberdeen. While activity levels in Aberdeen increased 7.9% in fiscal 2005 versus fiscal 2004, the Company’s flying hours in Europe overall declined by 4.2% over the same period. This decline relates primarily to the redeployment of aircraft to support growth in the international markets and reduced activity from expired contracts that have been partially offset by revenue from new entrants to the North Sea.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Direct Costs

Direct costs for fiscal 2005 increased by $126.2 million, to $702.2 million, from $576.0 million for fiscal 2004. This $126.2 million increase was driven partially by (i) the acquisition of Schreiner which had direct costs of $119.5 million compared to $29.2 million for fiscal 2004. The remaining increase in direct costs reflects an increase in variable costs incurred in relation to revenue growth, primarily in the Company’s International flying and Repair and overhaul segments.

General and Administration Costs

General and administration costs for fiscal 2005 increased by $7.2 million to $25.8 million from $18.6 million for fiscal 2004. This increase is due primarily to increases in variable compensation costs and a build up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to the Company’s operating divisions in the new fiscal year.

Amortization

Amortization expense increased $5.3 million, from $25.2 million in fiscal 2004 to $30.5 million in fiscal 2005. Of this $5.3 million increase, $4.4 million was attributable to the acquisition of Schreiner. The remaining increase in amortization was due largely to assets employed in the newly acquired businesses within the Repair and overhaul segment and aircraft additions in fiscal 2005. See page 13, “Fleet” for additional information regarding aircraft additions.

Restructuring

During the year the Company completed a thorough examination of its operations and organizational structure with a view to strengthening and standardizing the Company’s operations, lowering overhead costs and securing its leadership position well into the future. As a result, the Company has relocated its head office to Vancouver, Canada and is consolidating all its current operations into three new operating divisions, Global operations, European operations and Heli-One.

During fiscal 2005 the Company expensed costs of $17.6 million (after tax, $11.8 million) in connection with the restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments. Additional costs are expected to be expensed in fiscal 2006 as the restructuring activities continue relating to terminations, severance, consulting and other costs. It is anticipated that the majority of remaining costs will be expensed in the first half of fiscal 2006.

During fiscal 2004 the Company incurred restructuring costs of $9.2 million (after tax, $6.4 million) in connection with the consolidation of its European operations and other related activities. Restructuring costs were comprised of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. As at April 30, 2004 the consolidation of the European operations was completed with no material additional costs to be incurred.

Gain on Disposal of Assets

During fiscal 2005 the Company disposed of property and equipment, primarily aircraft (see page 13, “Fleet” and page 30, “Liquidity and Capital Resources - Investing Activities”), and received net proceeds of $90.9 million, resulting in a net recognized gain of $4.1 million and a deferred gain of $4.5 million. The latter related primarily to the five sale-leaseback transactions during the year. The net recognized gain of $4.1 million was comprised primarily of gains on the disposal of four aircraft during the year and a gain from insurance proceeds received for the total loss of a Bell 212 aircraft operating in Australia.

During fiscal 2005, the Company received insurance proceeds of $1.7 million for the total loss of a Bell 212 aircraft on June 2, 2004. The book value of the aircraft was $0.8 million, resulting in a gain of $0.9 million. The aircraft was being flown for a medical evacuation and crashed while manoeuvring in heavy rain during approach. Any incurred or outstanding liabilities relating to this incident are covered by our insurance providers.

Operating Income

Operating income increased by $37.0 million from $94.3 million in fiscal 2004 to $131.3 million in fiscal 2005. This increase was primarily due to the inclusion of Schreiner for a full year ($22.5 million) and growth in the International flying segment ($14.7 million).

Debt Settlement

During fiscal 2005 the Company expensed $2.0 million (after tax, $1.3 million) of debt settlement costs in connection with a senior credit facility revision and redemption of its remaining 11 3/4% senior subordinated notes and the remaining 8% subordinated debentures.

During fiscal 2004 the Company incurred $19.7 million (after tax, $12.6 million) of debt settlement costs in connection with the retirement, in April 2004, of (i) €87.3 million ($140.6 million) (60% of original principal amount) of its 11 3/4% senior subordinated notes, (ii) £32.7 million ($78.7 million) and €25 million ($40.3 million) of its senior credit facilities and (iii) NOK123.5 million ($24.3 million) of its 7% term loan.

Financing Charges

Financing charges consist primarily of (i) interest on debt, (ii) amortization of deferred financing costs, (iii) foreign exchange gains and losses on operating activities, working capital revaluation, debt repayment and debt revaluation and (iv) realized foreign exchange gains and losses on forward foreign currency contracts that have not been designated as hedging instruments. Financing charges for the fiscal year ended April 30, 2005 totalled $37.1 million versus $29.0 million in fiscal 2004. The $8.1 million increase in financing charges this year was driven primarily by a $2.3 million increase in interest on debt obligations and a $4.9 million net increase in realized foreign exchange losses from the prior year.

(in millions of Canadian dollars)	2005	2004
Interest on debt obligations	$32.9	$30.6
Amortization of deferred financing costs	3.2	3.6
Foreign exchange (gain) loss from operating activities and working capital revaluation	(3.1)	5.5
Foreign exchange loss (gain) on debt repayment	0.6	(1.8)
Foreign exchange loss on revaluation of long-term debt	1.3	-
Foreign exchange gain on foreign currency agreement	-	(9.8)
Interest revenue	(0.5)	(1.3)
Other interest and banking expenses	2.7	2.2
Total	$37.1	$29.0

The average rate on the Company’s variable-rate senior credit facilities during fiscal 2005 was 4.0% compared to 4.4% in fiscal 2004. In fiscal 2005 a greater proportion of the Company’s average borrowings on the senior credit facilities was tied to the euro LIBOR rate (2005 - 2.1%) compared to 2004 when a greater proportion of the Company’s borrowings were tied to the GBP LIBOR rate (2004 - 4.25%). Despite this lower effective interest rate on the senior credit facility borrowings, interest on long-term debt increased by $2.3 million due to higher average borrowings primarily for capital expenditures in fiscal 2005 compared to fiscal 2004.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies increased by $1.6 million, from $3.9 million in fiscal 2004 to $5.5 million in fiscal 2005. Of this increase, $3.1 million was due to the full year inclusion of Schreiner’s 38% equity ownership in Inaer offset by reduced equity earnings by CHL in which the Company holds a 41.75% interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Taxes

The Company had an income tax provision of $23.8 million in fiscal 2005 compared to a recovery of $16.6 million in fiscal 2004. This (provision) recovery was comprised of the following:

(in millions of Canadian dollars)	2005	2004
Earnings from continuing operations before income taxes	$97.4	$49.6
Combined Canadian federal and provincial statutory income tax rate	35%	37%
Income tax provision calculated at statutory rate	(34.1)	(18.4)
(Increase) decrease in income tax (provision) recovery resulting from:
Reversal of tax liability	-	21.0
Rate differences in various jurisdictions	16.2	15.5
Effect of change in tax legislation	(4.2)	-
Non-deductible items	(3.2)	(2.4)
Large corporations tax	(0.5)	(0.2)
Other foreign taxes paid	(1.7)	(1.6)
Non-taxable portion of capital gains	1.2	2.5
Non-taxable equity income	1.3	-
Other	1.3	0.2
Income tax (provision) recovery	$(23.8)	$16.6

During fiscal 2005, legislation was substantially enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

During fiscal 2004, the Company recorded a $21.0 million future income tax recovery, a significant portion of which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company’s European fleet. The remainder of the recovery relates to the reversal of a previously recorded tax liability, which is no longer considered necessary as a result of the completion of tax authority audits in various jurisdictions.

The Company is subject to taxation in many jurisdictions throughout the world. The effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which funds are transferred between jurisdictions and income is repatriated, and changes in law. Generally, the tax liability for each legal entity is determined on either (i) a non-consolidated basis or (ii) a consolidated basis with other entities incorporated in the same jurisdiction, in either case, without regard to the taxable losses of non-consolidated affiliate entities. As a result, the Company may pay income taxes in certain jurisdictions even though on an overall basis a net loss for the period may be incurred.

The Company has accumulated approximately $91.9 million in non-capital tax losses of which $34.8 million is available to reduce future Canadian income taxes otherwise payable, $51.4 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2006	$0.5
2007	5.0
2008	0.2
2009	3.0
2014	15.7
2015	10.4
Indefinitely	57.1
$91.9

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2005 was $73.6 million ($1.61 per share, diluted), an increase of $7.3 million from $66.3 million ($1.47 per share, diluted) in fiscal 2004. This increase was the result of increased operating income of $37.0 million primarily due to the inclusion of Schreiner for a full year ($22.5 million) and growth in the International flying segment ($14.7 million), lower debt settlement costs of $17.7 million, a $1.6 million increase in equity in earnings of associated companies, offset by a $8.l million increase in financing charges and a $40.5 million increase in the provision for income taxes. See page 20, “Results of Operations - Income Taxes”.

Net Loss from Discontinued Operations

Net loss from discontinued operations for fiscal 2005 was $11.0 million ($(0.24) per share, diluted), up $8.4 million from a loss of $2.6 million for fiscal 2004 ($(0.06) per share, diluted). This was primarily the result of an evaluation of the fair value of the assets and liabilities of Composites, a business currently held for sale and reported under discontinued operations. The assets and liabilities of this business were measured at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the current fiscal year. This fair value adjustment and operating losses from discontinued operations were partially offset by an $8.6 million net gain on the disposal of two non-core companies of Schreiner in the current year.

Net Earnings

Net earnings declined by $1.1 million to $62.6 million ($1.37 per share, diluted, $1.49 per share, basic) in fiscal 2005, down from $63.7 million ($1.41 per share, diluted, $1.54 per share, basic) in fiscal 2004. This reflects a $7.3 million increase in net earnings from continuing operations and a $8.4 million decrease in net earnings from discontinued operations.

Fourth Quarter 2005

Revenue for the fourth quarter of fiscal 2005 was $226.4 million, an increase of $17.0 million or 8% from the same period last year. This increase was primarily due to a 61% increase in the Company’s Repair and overhaul segment and a 17% increase in the International flying segment.

Operating income for the fourth quarter of fiscal 2005 was $29.5 million, an increase of $8.3 million or 39% from the same period last year primarily due to increases in the Company’s International flying segment where segment EBITDA increased 74% and increases in the Schreiner segment.

Net earnings from continuing operations declined by $8.8 million to $17.0 million in the fourth quarter of fiscal 2005. This was primarily the result of $8.3 million higher operating income and lower debt settlement charges of $10.0 million offset by a higher tax provision of $25.2 million. The fourth quarter of fiscal 2004 included a $21.0 million future income tax recovery relating primarily to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company’s European fleet. See page 20, “Results of Operations - Income Taxes”.

Net earnings for the fourth quarter of fiscal 2005 was $18.8 million, a decrease of $6.6 million or 26% from the same period last year. This decrease was primarily due to the decrease of $8.8 million in net earnings from continuing operations offset by a $2.2 million increase in net earnings from discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter in fiscal 2005, 2004 and 2003.

Fiscal 2005	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share declared	Net earnings per share from continuing operations		Net earnings per share
	(in millions of Canadian dollars)						(Basic)	(Diluted)	(Basic)	(Diluted)
Q1	$225.5	$23.3	$22.3	$1,520.7	$824.0	$-	$0.56	$0.51	$0.53	$0.49
Q2	225.3	16.0	(1.3)	1,534.2	846.7	0.30	0.38	0.35	(0.03)	(0.03)
Q3	226.1	17.3	22.8	1,644.7	915.0	-	0.41	0.38	0.55	0.50
Q4	226.4	17.0	18.8	1,743.2	942.0	-	0.40	0.37	0.44	0.41
Total	$903.3	$73.6	$62.6			$0.30	$1.75	$1.61	$1.49	$1.37
Fiscal 2004
Q1	$169.0	$14.5	$13.8	$1,110.2	$567.0	$-	$0.36	$0.33	$0.33	$0.31
Q2	172.6	16.0	15.5	1,114.4	555.9	-	0.38	0.35	0.37	0.34
Q3	169.0	10.0	9.0	1,162.0	572.7	0.25	0.24	0.22	0.23	0.20
Q4	209.4	25.8	25.4	1,534.9	814.3	-	0.62	0.57	0.61	0.56
Total	$720.0	$66.3	$63.7			$0.25	$1.60	$1.47	$1.54	$1.41
Fiscal 2003
Q1	$173.8	$10.3	$8.8	$1,148.9	$615.6	$-	$0.25	$0.23	$0.22	$0.20
Q2	188.4	20.6	18.5	1,180.6	613.8	0.10	0.50	0.45	0.45	0.41
Q3	177.5	16.8	15.5	1,204.5	624.4	-	0.40	0.37	0.37	0.35
Q4	172.2	32.1	22.7	1,145.6	570.2	-	0.77	0.71	0.54	0.50
Total	$711.9	$79.8	$65.5			$0.10	$1.92	$1.76	$1.58	$1.46

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities.

Foreign exchange has had significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2005, in comparison to quarterly revenues for fiscal 2004, have been impacted by foreign exchange in the following amounts: Q1-$6.0 million, Q2-$1.3 million, Q3-$(3.4) million and Q4-$(3.8) million for a total favourable foreign exchange impact of $0.1 million.

Quarterly revenue net earnings from continuing operations and net earnings in the table above were impacted by the following items that affect their comparability:

(i)	In Q2 of fiscal 2005, the Company incurred a tax asset adjustment of $4.2 million relating to a tax rate change in the Netherlands.

(ii)	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

(iii)
In Q3 of fiscal 2005, the Company incurred net-of-tax gain on the sale of SAMCO and Schreiner Canada of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2005.

For additional information on the foregoing quarterly items, see page 20, “Results of Operations - Income Taxes”, and page 21, "Results of Operations - Net Loss from Discontinued Operations”.

REVIEW BY SEGMENT

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Europe	Int'l	Schreiner(ii)	R&O	Corporate & other(iii)	Total
Year ended April 30, 2004	$437,631	$191,773	$32,490	$58,119	$-	$720,013
Foreign exchange impact	6,693	(6,223)	(202)	(148)	-	120
Revenue increase (decrease)	(6,412)	47,966	122,325	19,332	-	183,211
Year ended April 30, 2005	$437,912	$233,516	$154,613	$77,303	$-	$903,344

Total revenue increase (decrease)	$281	$41,743	$122,123	$19,184	N/A	$183,331
% increase (decrease)	0.1%	21.8%	N/A	33.0%	N/A	25.5%
% increase (decrease) excluding FX	(1.5%)	25.0%	N/A	33.3%	N/A	25.4%

Segment EBITDA Variance Analysis
(in thousands of Canadian dollars)

	Europe	Int'l	Schreiner(ii)	R&O	Corporate & other(iii)	Total
Year ended April 30, 2004	$72,104	$28,285	$3,325	$41,228	$(19,533)	$125,409
Foreign exchange impact	3,991	(3,517)	(777)	(915)	-	(1,218)
Segment EBITDA increase (decrease)	(2,038)	21,190	32,544	1,532	(2,045)	51,183
Year ended April 30, 2005	$74,057	$45,958	$35,092	$41,845	$(21,578)	$175,374

Segment EBITDA margin(i)
- Last year	16.5%	14.7%	10.2%	21.3%	N/A	17.4%
- This year	16.9%	19.7%	22.7%	18.7%	N/A	19.4%
Total Segment EBITDA increase (decrease)	$1,953	$17,673	$31,767	$617	$(2,045)	$49,965
% increase (decrease)	2.7%	62.5%	N/A	1.5%	(10.5%)	39.8%
% increase (decrease) excluding FX	(2.8%)	74.9%	N/A	3.7%	(10.5%)	40.8%

(i)	Segment EBITDA as a percent of revenue from external customers except for the R&O segment, which is a percent of total revenue.
(ii)	Results for Schreiner for the comparative period are for the period from February 16, 2004 to April 30, 2004.
(iii)	Corporate and other includes Inter-segment eliminations.

European Flying Segment

The European flying segment consists primarily of operations in the UK, Ireland, Norway and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue by Industry - Europe	Revenue by Location - Europe

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue for fiscal 2005 was $437.9 million, an increase of $0.3 million from revenue of $437.6 million earned in fiscal 2004. This $0.3 million increase was attributable to (i) favourable foreign exchange of $6.7 million, essentially offset by (ii) a $6.4 million decrease in flying revenue. The flying revenue decrease of $6.4 million was related to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts, offset partially by revenue from new entrants to the North Sea.

Segment EBITDA for fiscal 2005 was $74.1 million, up $2.0 million from segment EBITDA of $72.1 million in fiscal 2004. This increase was due primarily to (i) favourable foreign exchange of $4.0 million and (ii) increased margins on contracts replacing the low margin bp contract that expired in July 2004, offset by (iii) $0.9 million of direct costs incurred in the fourth quarter of the current fiscal year as a result of the delay in deployment of new aircraft as described below, and (iv) increased short-term lease payments to a third party helicopter operator and other costs totalling $1.8 million incurred during a dispute with pilots in Denmark that was settled in the third quarter of the current fiscal year.

Segment EBITDA margin improved from 16.5% in fiscal 2004 to 16.9% in fiscal 2005. Excluding the impact of foreign exchange, the segment EBITDA margin in fiscal 2005 was 16.0%. The primary factor causing the margin to decline from 16.5% to 16.0% was the above noted $0.9 million of costs related to the delay in deployment of new aircraft and the $1.8 million related to the Danish pilot strike. Excluding both the impact of foreign exchange and the increase in expenses as noted, the segment EBITDA margin in fiscal 2005 was 16.6%, up modestly from fiscal 2004.

Operating income for fiscal 2005 was $62.0 million, up $7.1 million from operating income of $54.9 million in fiscal 2004. This improvement was due primarily to (i) improved segment EBITDA, and (ii) reduced restructuring costs of $4.3 million from fiscal 2004. In 2004, the Company incurred restructuring costs to implement a new management structure in its European operations to provide an increased focus on the critical areas of the business.

The Company started a long-term contract in Norway that required the deployment of two new heavy aircraft at specific dates in the fourth quarter of fiscal 2005. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company provided substitute aircraft to meet the customer’s flying requirements. If the new aircraft had been deployed on the required dates the Company would have realized additional segment EBITDA of approximately $3.0 million in the current fiscal year. Direct costs incurred as a result of this delay included salary, overtime and related costs totalling approximately $0.9 million. The customer believes it is entitled to compensation for the delay. The Company’s interpretation of the contract is that no compensation is payable. Currently the customer and the Company are in discussions to resolve this issue and therefore the eventual outcome is presently unknown.

At April 30, 2005 there were 69 aircraft in this segment, consisting of 50 heavy and 19 medium aircraft. Included in the heavy aircraft were 37 Super Pumas including 16 Super Puma MkIIs and 2 Sikorsky S-92 aircraft.

At April 30, 2005 there were 913 employees in the segment (April 30, 2004 - 937), including 344 pilots, 275 engineers and 294 administrative and support personnel.

In fiscal 2005, 72.5% of revenue in this segment was derived primarily from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2004 and during fiscal 2005 included bp, ExxonMobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Talisman, Kerr-McGee and the Irish Coast Guard.

During and subsequent to fiscal 2005 the Company was awarded the following new contracts and contract renewals:

•	New North Sea contract with Marathon Oil U.K. Ltd. (five-year contract) valued at approximately $10.0 million per year.

•
Commencing September 1, 2006, a new five-year contract, plus two two-year options, with Nexen Petroleum U.K. Limited for the provision of helicopter services in support of Nexen’s U.K. Central and Northern North Sea operations.

•	New two-year contract, plus three one-year options, by the Peak Group.

•
Contract renewals by PGS Production AS, Kerr-McGee and ConocoPhillips Norway for the provision of heavy helicopter transportation services in the Norwegian North Sea. These contracts have contract periods ranging from one to five years. Including option periods, the total potential contract periods range from three to five years. Combined annual revenue from these contracts is expected to be approximately $32.0 million. The Company was also awarded an expanded Search and Rescue contract by the Irish Coast guard with a value of approximately $6.5 million per annum.

The following contracts were not renewed:

•	In March 2005 a contract with Talisman Energy (U.K.) Limited in the North Sea expired and was not renewed by the customer. This contract generated revenue of approximately $22.0 million per year.

•
Subsequent to the year end, ConocoPhillips Norway extended an existing crew-change contract to September 1, 2006, but announced it will not renew the contract beyond this date. Bp/Talisman extended a related crew-change contract to December 31, 2005, but announced it will not renew the contract beyond this date. These two contracts are currently valued at a total of $46.0 million per annum.

International Flying Segment

The International flying segment consists of operations in Australia, Africa, Asia and offshore work in eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue by Industry - International	Revenue by Location - International

Revenue for fiscal 2005 was $233.5 million, an increase of $41.7 million from revenue of $191.8 million in fiscal 2004. The increase included revenue growth of $48.0 million, partially offset by an unfavourable foreign exchange impact of $6.2 million. The $48.0 million revenue increase was driven by increased flying activity , primarily for oil and gas customers from new contract awards and increased flying activity on existing contracts. Total flying hours increased from 47,265 in fiscal 2004 to 51,132 in fiscal 2005, representing growth of 3,867 hours or 8.2%. Increased flying hours were derived from increased flying from new and expanded contracts in Malaysia, India, Venezuela and other countries. Revenue also increased due to new dry lease contracts in Brazil and Venezuela

Segment EBITDA for fiscal 2005 was $46.0 million, up by $17.7 million from segment EBITDA of $28.3 million in fiscal 2004. This increase included an unfavourable foreign exchange impact of $3.5 million. The segment EBITDA improvement of $21.2 million was primarily related to (i) increased revenue from new contracts and renewed contracts at higher margins, and the (ii) addition of high margin dry lease contracts in Brazil and Venezuela in the current year.

The segment EBITDA margin for the International flying segment rose from 14.7% in fiscal 2004 to 19.7% in fiscal 2005. Absent the impact of foreign exchange, the margin in fiscal 2005 was 21.2%. The increase from 14.7% last year to 21.2% this year was due primarily to the items noted above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating income for fiscal 2005 was $38.6 million, up $14.7 million from operating income of $23.9 million in fiscal 2004. This increase was due primarily to improved segment EBITDA.

At April 30, 2005, there were 105 aircraft in this segment, consisting of 23 heavy, 70 medium and 8 light helicopters and 4 fixed-wing aircraft. This increase of 8 aircraft since the start of the fiscal year is related to increased activity in the International flying segment in fiscal 2005. The fleet deployed in this segment consists primarily of medium aircraft such as the Sikorsky S-76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S-61N.

At April 30, 2005, there were 796 employees in the segment (April 30, 2004 - 807), including 264 pilots, 223 engineers and 309 administrative and support personnel.

Approximately 78.3% of revenues in the segment were derived from long-term contracts. The major customers in this segment included ExxonMobil, Unocal, Chevron, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, DeBeers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman, Newfield, Petrobras, Encana and United Helicharters.

During fiscal 2005 the Company was awarded a new contract in West Africa for the provision of one Super Puma MkII aircraft for an initial period of 18 months commencing June 2004. Anticipated revenue over the term of the contract is approximately $11.0 million.

Schreiner Segment

Schreiner is the largest helicopter operator in the Dutch sector of the North Sea, operating in the Netherlands, providing support to the oil and gas industry and emergency medical services. Schreiner also supports oil and gas operations in Africa in addition to operating an aircraft parts business. The Company acquired Schreiner on February 16, 2004. Therefore the results of Schreiner are included in the Company’s statement of earnings and financial position subsequent to that date.

During fiscal 2005, the Company disposed of two non-core Schreiner businesses; Schreiner Canada and SAMCO. The results of Schreiner Canada and SAMCO are not included in the Schreiner business segment but are included in discontinued operations.

Revenue by Industry - Schreiner	Revenue by Location - Schreiner

Revenue for fiscal 2005 was $154.6 million while segment EBITDA earned for fiscal 2005 was $35.1 million. The $154.6 million in revenue was comprised of (i) $106.7 million in flying revenue of which $75.3 million related to oil and gas and other customers, (ii) $47.1 million of repair and overhaul revenue, and (iii) $0.8 million in other revenue.

Schreiner’s segment EBITDA margin increased from 10.2% in fiscal 2004 to 22.7% in fiscal 2005. This increase was the result of improved operating margins from reduced support costs and other operational efficiencies implemented since Schreiner was acquired.

Operating income for fiscal 2005 was $24.5 million, which included restructuring costs of $5.6 million, largely consisting of severance, termination, consulting and other costs relating to the restructuring project currently in progress.

At April 30, 2005 there were 501 employees in the segment (2004 - 699) including 148 pilots, 105 engineers and 248 administrative and support personnel. The decline is due to the sale of SAMCO and Schreiner Canada as well as the current restructuring initiative.

During and subsequent to fiscal 2005 the Company was awarded the following new contracts and contract renewals:

•	New two-year contract (plus one option year) valued at approximately $6.5 million per annum by GNPOC for the provision of aircraft in Northeast Africa.

•
Five year contract renewal for the provision of offshore transportation services to oil and gas fields in the Dutch sector of the North Sea to a consortium of Total E&P Nederland, Wintershall Noordzee and Petro-Canada Netherlands. This contract is valued at approximately $25.0 million per annum and has two one-year renewal options

Repair and Overhaul Segment

The Repair and overhaul segment, which will become an important component of Heli-One in the new fiscal year, includes helicopter repair and overhaul facilities in Norway, Canada, Australia and the U.K., providing helicopter repair and overhaul services for the Company’s fleet and for an external customer base in Europe, Asia and North America and includes the survival suit and safety equipment production business.

During the year, the Company’s Repair and overhaul segment acquired three new businesses to compliment its existing helicopter support services. The August 2004 acquisition of Multifabs, an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances the Company’s ability to deliver the most comprehensive, cost effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. Multifabs complements the existing third-party marine, military and aviation safety business of this segment. In the current year the Company also acquired a majority position in ATSL, an aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of the Company’s strategic expansion of its global repair and overhaul capabilities.

External Revenue by Customer - Repair and overhaul	External Revenue by Type - Repair and overhaul

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Third party repair and overhaul revenue for fiscal 2005 was $77.3 million, of which approximately 31.6% was derived from long term contracts, compared to $58.1 million in fiscal 2004. This $19.2 million increase in third party revenue was due to growth in the business and revenue from newly acquired businesses partially offset by an unfavourable foreign exchange impact of $0.1 million. Other offsetting variances included (i) a decrease in revenue from base maintenance of $5.4 million, (ii) a $2.3 million increase in revenue from “power-by-the-hour” (“PBTH”) customers, and (iii) an increase in major component overhaul revenue of $2.7 million.

Segment EBITDA for the repair and overhaul segment for fiscal 2005 was $41.8 million, up $0.6 million from segment EBITDA of $41.2 million in fiscal 2004. This was the combined result of (i) increased revenue as noted above; (ii) reduced overhaul costs resulting from insourcing services previously provided by third parties; offset by (iii) increased parts costs as low cost inventory acquired on the acquisition of Helicopter Service Group is now largely depleted; (iv) increased repair and subcontract costs for parts used to support the power-by-the-hour fleet; (v) the decision not to increase prices to internal customers in the current fiscal year; and (vi) an unfavourable foreign exchange impact of $0.9 million.

The foregoing are also the cause of the decrease in Heli-One’s segment EBITDA margin from 21.3% last year to 18.7% this year. Excluding the impact of foreign exchange, Heli-One’s fiscal 2005 segment EBITDA margin was 19.2%.

Operating income for fiscal 2005 was $33.9 million, down $5.8 million from operating income of $39.7 million in fiscal 2004. This decrease was due primarily to a $3.9 million increase in amortization relating to assets employed in the newly acquired businesses and an increase of $2.5 million in restructuring costs from those incurred in fiscal 2004. Restructuring costs largely consisted of severance, termination, consulting and other costs relating to the restructuring project currently in progress.

At April 30, 2005 there were 684 employees in the segment (2004 - 482), including 280 engineers and 404 support and administrative personnel. The increase in employees relates to the acquisition of Multifabs, ATSL and the start-up of the Heli-One business, offset by reductions relating to the restructuring initiatives.

Corporate and Other Segment

Corporate segment EBITDA (including Inter-segment eliminations) of $(21.6) million in fiscal 2005 decreased $2.1 million from the same period last year. The primary reasons for the decrease were higher general and administration costs of $7.2 million due primarily to increases in variable compensation costs and the build up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to the Company’s operating divisions in the new fiscal year. These increases were substantially offset by variances in inter-segment eliminations.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

The Company generated $131.6 million of operating cash flow (before changes in non-cash working capital) in fiscal 2005, an increase of $8.0 million from the $123.6 million generated for fiscal 2004. This increase is due primarily to (i) a $7.3 million increase in net earnings from continuing operations, (ii) $43.2 million increase to current and long-term income tax assets and liabilities partially offset by (iii) lower debt settlement costs of $17.7 million, (iv) increased net pension plan funding of $9.8 million, (v) a $7.7 million decrease in deferred revenue, and (vi) increased amortization of $5.5 million of Schreiner contract credits. The Company generated $6.6 million in cash from working capital during fiscal 2005, primarily through $55.1 million from accounts payable management partially offset by increases in accounts receivable of $36.5 million and inventory of $14.0 million resulting from newly acquired and existing businesses and other factors. As a result, net operating cash flow for the year ended April 30, 2005 was $138.2 million, an increase of $47.6 million or 53%, from fiscal 2004.

The Company believes that it will be able to generate sufficient cash flow to meet its current and future working capital, capital expenditure and debt obligations. As at April 30, 2005 the Company had unused borrowing capacity under its credit facilities of $232.7 million and cash and cash equivalents of $51.4 million, for a total of $284.1 million. The Company does not expect any material changes to its future working capital requirements other than possible changes caused by major acquisitions should any such acquisitions occur. The Company’s growth strategy includes the pursuit of various acquisition targets. It is expected that acquisitions would be largely debt financed. The Company does not expect to use sale-leaseback transactions from the sale of long-term owned aircraft as a source of liquidity. Sale-leaseback transactions are used by the Company as a cost effective way to finance new aircraft. Aircraft are often acquired over an extended period through deposits and then sold and leased back shortly after acquisition.

There are no material, legal or practical restrictions on the ability of the Company to obtain cash from its subsidiaries. There are no material trends and no expected material fluctuations in the Company’s liquidity position. The Company is not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on its liquidity. There are also currently no liquidity problems associated with the Company’s financial instruments. However, changes in the Company’s stock price affect the fair market value of an equity forward price agreement that the Company uses to hedge its stock appreciation rights. As well, changes in foreign exchange rates affect the fair market value of currency swaps into which the Company has entered in connection with hedging its net investment in its self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material. See page 31, “Financial Instruments”.

Financing Activities

Financing activities generated cash of $123.1 million for fiscal 2005, compared to $101.8 million generated for fiscal 2004. Total debt increased by $113.1 million in the year from $514.0 million to $627.1 million. The $113.1 million increase was comprised of (i) an increase in debt of $160.0 million offset by favourable foreign exchange of $46.9 million. The increase in debt was due primarily to property and equipment additions and acquisitions of new businesses in fiscal 2005. During the year the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consist of a revolving facility of U.S. $175.0 million, a revolving facility of £ 6.8 million and a non-revolving facility of € 66.1 million and a non-revolving facility of £ 7.6 million. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

In March 2005 the Company issued $188.5 million (U.S. $150.0 million) of 7 3/8% senior subordinated notes. Partial proceeds were used to repay CAD $162.4 million of its senior credit facilities.

The current portion of long-term debt decreased by $11.2 million, from $38.0 million at April 30, 2004 to $26.8 million at April 30, 2005. The $11.2 million decrease in the current portion of long-term debt was attributable to the redemption of the Company’s remaining $11.5 million of 11 3/4% senior subordinated notes and $10.4 million remaining 8% subordinated debentures, offset by an increase in the current portion of debt obligation on the Company’s senior credit facilities and other term loans. See Note 15 to the Company’s fiscal 2005 audited consolidated financial statements.

Debt issue costs in fiscal 2005, incurred primarily in connection with the aforementioned U.S. $150.0 million debt issuance and the revised senior credit facilities totalled $5.6 million and have been recorded as deferred financing costs. Also in connection with the debt issuance, the Company paid cash debt settlement costs of $1.8 million to pay down existing debt.

To minimize the impact of foreign exchange on its cash flows, the Company has denominated its debt in various currencies to more closely match net operating cash flows with debt service obligations. See page 31, “Financial Instruments”. At April 30, 2005 the Company’s total net debt was denominated in the following currencies:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Currency	Debt in functional currency (millions)		Canadian equivalent (millions)
U.K. pound sterling		£9.2	$22.1
Euro		€59.7	97.0
Canadian dollar		$5.2	5.2
U.S. dollar	U.S.	$400.0	502.8
Cash (various currencies)			(51.4)
Total net debt			$575.7

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit, among other things, the Company’s ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. The Company’s ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond the Company’s control. Throughout fiscal 2005 the Company was, and continues to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by its debt and lease agreements.

During fiscal 2005 the Company declared an annual dividend of $0.30 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $12.8 million). Of this, dividends totalling $6.4 million were paid by April 30, 2005. During fiscal 2004, the Company declared an annual dividend of $10.5 million or $0.25 per share, $5.3 million of which was paid in fiscal 2004 with the remaining $5.2 million paid in fiscal 2005. There have been no defaults or arrears in dividend payments.

Cash generated by Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan and share conversions, generating net proceeds of $0.9 million during fiscal 2005.

At April 30, 2005, long-term debt (including current portion) totalled $627.1 million and shareholders’ equity totalled $506.0 million. At April 30, 2004 long-term debt (including current portion) totalled $514.0 million and shareholders’ equity totalled $461.7 million. The long-term debt to equity ratio was 1.2:1 at April 30, 2005, compared to 1.1:1 at April 30, 2004.

Investing Activities

Cash used for investing activities was $268.0 million in fiscal 2005 compared to $186.2 million in fiscal 2004. Property and equipment additions of $197.6 million were comprised of (i) $149.0 million for the purchase of 21 helicopters, including four that were subsequently leased through sale-leaseback transactions, (ii) $21.6 million for aircraft modifications, (iii) $6.0 million for major spares, (iv) $10.4 million in connection with the construction of buildings and hangars; and (v) $10.6 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aforementioned aircraft expenditures of $149.0 million are the net amount of aircraft purchases of $172.9 million less the application of deposits on these aircraft of $23.9 million. The Company paid aircraft deposits during the year of $53.0 million toward future aircraft purchases to end fiscal 2005 with an aircraft deposit balance of $43.0 million.

Capital expenditures during fiscal 2005 for helicopter major components totalled $63.3 million and $15.5 million for helicopter major inspections. These expenditures were financed from proceeds received on capital asset dispositions and from operating cash flow. Proceeds from disposals during fiscal 2005 totalled $90.9 million. These proceeds were composed of (i) $89.0 million received in connection with five aircraft sale-leaseback transactions and the disposal of four additional aircraft, (ii) $1.7 million received on an insurance claim for a Bell 212 helicopter and (iii) $0.2 million received from miscellaneous dispositions.

During fiscal 2005, the Company acquired Multifabs, ATSL and Coulson for a net cash expenditure of $18.0 million. These acquisitions were financed through existing operating facilities. See Note 7 to the Company’s fiscal 2005 audited consolidated financial statements.

The Company had no other material capital expenditure commitments at April 30, 2005 other than commitments to take delivery of aircraft as discussed previously in the MD&A. See page 14, “Fleet - Commitments to Acquire New Aircraft”. See also Note 28 to the Company’s fiscal 2005 audited consolidated financial statements. Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of the primary financial instruments for the Company, with the exception of the Company’s senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows (in millions of Canadian dollars):

	April 30, 2005		April 30, 2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Senior subordinated notes (7 3/8%)	$490.8	$502.8	$344.8	$342.7
Senior subordinated notes (11.75%)	-	-	12.5	11.5
Subordinated debentures	-	-	10.5	10.4

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The Company has designated its U.S.$400.0 million 7 3/8% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operations in the U.K., the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into forward foreign exchange contracts to reduce its exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of its operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, the Company has hedged its obligations under its Stock Appreciation Rights and Performance Units (“SARs”) using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price. The Company accrues the liability and related expense associated with its SARs plans based on a calculation relating the market value of the Company’s Class A subordinate voting shares on the TSX to the reference price of the SARs. At April 30, 2005 the amount recorded in current liabilities related to SARs was $10.4 million (April 30, 2004 - $5.3 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2005 are as follows:

Hedging Item	Maturity	Notional amount	Fair market value (in millions)
Forward foreign exchange contracts
Sell pound sterling; buy U.S. dollar	April 2006	£ 55.0 million	$(12.4)
Sell euro; buy U.S. dollar	April 2006	€ 25.0 million	(3.6)
Sell Norwegian kroner; buy U.S. dollar	April 2006	NOK 855.9 million	(1.0)
Sell U.S. dollar; buy Canadian dollar	April 2006	USD $70.2 million	5.0
Sell pound sterling; buy euro	April 2006	£ 40.7 million	(2.5)
Equity forward price agreement	July 2007	1,170,000 units	(0.2)
			$(14.7)
Unit amounts have been restated to reflect the April 2005 2-for-1 stock split

Other Financial Instruments

The Company has a 12% unsecured, subordinated convertible note due to an affiliate of the Company’s controlling shareholder. The total amount outstanding at April 30, 2005 was $4.6 million. Refer to item (b) of “Related Party Transactions” on page 38 for additional details on this convertible debt.

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2005 and 2004 without the use of interest rate derivative instruments.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the derivatives noted above, the Company has entered into guarantees and leasing arrangements that can broadly be considered as off-balance sheet arrangements.

The Company has given guarantees to certain lessors in respect of operating leases that provide for cross-acceleration rights in the event of the Company defaulting on certain of its credit facilities. The Company has also provided limited guarantees to third parties, including guarantees in the form of junior loans, loans receivable and deferred payments, in connection with a portion of the aircraft value at the termination of aircraft operating leases. The Company entered into these guarantees to facilitate the related leasing arrangements which form part of its fleet management strategy. The Company’s exposure under these guarantees with respect to aircraft values is approximately $40.1 million. The resale market for the aircraft for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees. For additional information regarding these guarantees, see Note 30 to the Company’s fiscal 2005 audited consolidated financial statements.

At April 30, 2005 the Company operated 19 aircraft under operating leases with seven entities that are considered variable interest entities (“VIEs”) under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other aircraft operating leases over periods ranging from 2006 to 2012. The Company has entered into these leasing arrangements with VIEs because such arrangements represent an attractive form of leasing under the Company’s overall fleet management strategy. In particular, under these leasing arrangements the Company has been able to mitigate certain risks associated with helicopter market values. For example, the lessors in these arrangements bear the majority of downside risk with respect to any decline in the market values of the leased helicopters below their estimated residual value at the end of the lease terms. The Company has completed an analysis of the accounting guidance with respect to VIEs (Canada - Accounting Guideline 15, U.S. - FASB Interpretations No. 46 and 46-R) and has concluded that it is not required to consolidate any of the VIEs with which it has aircraft leasing arrangements. Based on independent appraisals, the estimated fair market value of the 19 aircraft leased from VIEs was $169.6 million at April 30, 2005. The Company has provided junior loans and loans receivable in connection with operating leases with the VIEs, and has also entered into remarketing agreements for the aircraft under lease. The Company’s maximum exposure to loss related to such junior loans and loans receivable as a result of its involvement with VIEs is $13.0 million. For additional information, see Note 29 to the Company’s fiscal 2005 audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table contains a summary of the Company’s obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2005. Additional information is contained in Notes 15 and 28 to the Company’s fiscal 2005 audited consolidated financial statements.

Payments due by period

(in millions of Canadian dollars)

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$124.4	$26.8	$57.7	$37.9	$2.0
Senior subordinated notes (7 3/8%)	502.8	-	-	-	502.8
Operating lease (aircraft)	243.7	54.9	84.2	67.8	36.8
Operating lease (other)	36.8	5.4	7.9	7.3	16.2
New aircraft commitments	279.2	279.2	-	-	-
Total contractual obligations	$1,186.9	$366.3	$149.8	$113.0	$557.8

DEFINED BENEFIT PENSION PLANS

Approximately one-third of the Company’s active employees are covered by defined benefit pension plans. The plan in the U.K. is closed to new members. At April 30, 2005, the Company had net unfunded deficits of $75.7 million relating to defined benefit pension plans that are required to be funded, compared to $67.0 million at April 30, 2004, an increase of $8.7 million. Of the $75.7 million unfunded deficits at April 30, 2005, $68.6 million, $nil and $7.1 million were related to plans in the U.K., Norway and the Netherlands, respectively. In addition, at April 30, 2005, the Company had a deficit of $46.5 million related to plans that do not require funding, compared to a deficit of $36.6 million for those plans at April 30, 2004.

The unfunded deficit relating to funded plans increased during fiscal 2005 primarily due to increases in estimated benefit obligations resulting from reductions in the discount rates used and changes in expected long-term retirement assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Pension expense for fiscal 2005 was $23.2 million, compared to $27.1 million for fiscal 2004. This $3.9 million decrease in pension expense was comprised of (i) a decrease of $4.4 million in the Company’s European flying segment, (ii) a decrease of $0.4 million in the Repair and overhaul segment and (iii) an increase of $0.9 million in the Corporate and other segment. The primary reasons for the $3.9 million decrease in pension expense from fiscal 2004 to fiscal 2005 were a $1.8 million decrease in the amortization of net actuarial and experience losses and a $2.1 million decrease due primarily to assumption changes.

During the year ended April 30, 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million. Also during the year, the plan in Canada was amended by adding additional employees to the plan resulting in an increase of $2.6 million to both unrecognized prior service costs and the benefit obligations.

In addition, the sale of SAMCO, as well as terminations as part of the restructuring initiatives, resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations and a curtailment gain of $2.9 million related to the Company’s restructuring activities has been recorded in restructuring costs. The curtailment gain for both events reflects a reduction in both the benefit obligations and unrecognized past service costs.

At April 30, 2005, the Company undertook a complete review of the performance of the pension plans during fiscal 2005 and the appropriate assumptions. This review, with the assistance of the Company’s actuaries, resulted in an estimate of pension expense for fiscal 2006 of $27.8 million. The estimated increase of $4.6 million from fiscal 2005 relates to a $2.5 million increase in the amortization of net actuarial and experience losses and an increase of $2.1 million due to changes in the weighted average discount rate, rate of compensation increase and long-term expected rate of return on plan assets.

The following chart reflects the sensitivities associated with a change in certain actuarial assumptions:

Actuarial assumption	Change in assumption	Impact on projected benefit obligation ($ millions)	Impact on pension expense ($ millions)
Discount rate	1%	86.1	5.6
Rate of compensation increase	1%	40.1	5.0
Rate of return on plan assets	1%	-	3.5

While the asset mix varies in each plan, overall the asset mix was 37% equities, 42% fixed income and 21% money market as at April 30, 2005.

SHARE DATA

The Company’s share capital was comprised of the following:

	Number of Shares		Consideration
(amounts in thousands)	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
Class A subordinate voting shares	36,833	36,756	$222,727	$221,532
Class B multiple voting shares	5,866	5,877	18,431	18,719
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A employee share purchase loan			(1,689)	(1,823)
			$239,469	$238,428
Contributed surplus			$3,291	$3,291

Class A Shares that would be issued upon conversion of the following:	April 30, 2005	April 30, 2004
Class B Shares	5,866	5,877
Stock options	2,815	2,850
Convertible debt	1,379	1,379

At a special meeting of shareholders on March 28, 2005, the shareholders approved the subdivision of the Company’s issued and unissued Class A subordinate voting shares, Class B multiple voting shares and ordinary shares all on a two for one basis. The Class A subordinate voting shares and Class B multiple voting shares listed on the TSX commenced trading on a post-split basis on April 12, 2005. Class A subordinate voting shares listed on the New York Stock Exchange began trading on a post-split basis on April 19, 2005.

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing (“EIC-132”). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.1 million as at April 30, 2005. As a result, the employee share purchase loans, of $1.7 million at April 30, 2005 (2004 - $1.8 million), are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 25 to the Company’s fiscal 2005 audited consolidated financial statements).

During the first two months of fiscal 2006 the Company issued 2,413 Class A subordinate voting shares for total consideration of approximately $53,000.

SEASONALITY

See page 17, “Results of Operations - Aberdeen Airport - Helicopter Passengers” and page 22, “Results of Operations - Quarterly Information” for discussion on the impacts of seasonality.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISKS AND UNCERTAINTIES

Foreign Currency

The Company prepares consolidated financial statements in Canadian dollars, as described in Note 2 to the Company’s fiscal 2005 audited consolidated financial statements. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDA, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total favourable foreign exchange impact on revenue for fiscal 2005 was $0.1 million. This consisted of a favourable translation impact of $8.5 million and a $8.4 million unfavourable transaction impact.

The total unfavourable foreign exchange impact on segment EBITDA for fiscal 2005 was $1.2 million. This consisted of a favourable translation impact of $0.2 million and an unfavourable transaction impact of $1.4 million. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in foreign currencies, the net impact of foreign exchange on net earnings and cash flow is generally not as significant as it is on segment EBITDA.

The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its exposures and putting in place the necessary financial instruments to manage the exposure. The Company operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes. The policy provides that the Company may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an “A” credit rating.

The Company has developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.

To mitigate the impact that weakening European currencies could have on operating cash flows, the Company has denominated, either directly or via currency swaps, a significant portion of its long-term debt in pound sterling, euros and Norwegian kroner. See page 29, “Liquidity and Capital Resources - Financing Activities”.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $7.5 million (2004 - $9.1 million).

Industry Exposure

During fiscal 2005, the Company derived 67% ($604.6 million) of its revenues from the provision of helicopter transportation services to customers in the offshore oil and gas industry. The Company believes the future demand for these helicopter services and its competitive position will enable it to continue to be a major provider of helicopter transportation services to the oil and gas industry. However, a change in the demand for offshore oil and gas or the entry of significant new competitors could have a material impact on the Company’s revenues from its customers in the offshore oil and gas industry. Approximately 84% of the Company’s revenues from customers in the oil and gas industry are derived from the more stable oil and gas production activities, which tend to be less affected by short-term fluctuations in oil and gas prices.

Inflation

Although the Company believes that inflation has not had any material affect on its operating results, the Company’s business may be affected by inflation in the future.

Contract Loss

The potential cancellation or non-renewal of contracts is a risk for the Company. During fiscal 2005, a contract with Talisman Energy (U.K.), in respect of the North Sea was not renewed and subsequently expired in March 2005. That contract generated revenue of approximately $22.0 million per annum. In addition, ConocoPhillips Norway and bp/Talisman announced that after a short extension, they would not be renewing contracts that expire on September 1, 2006 and December 31, 2005, respectively. These contracts generate approximately $46.0 million per annum. However, the Company has identified several potential markets for the redeployment of these aircraft and is confident demand for its aircraft will continue to grow in the North Sea and in offshore markets around the world. The Company has been successful in securing a number of new contracts and contract renewals subsequent to year-end.

Aviation Licenses

Companies wishing to hold a license to operate helicopters in Europe must be owned and controlled by a citizen of a country of the European Union. The Company’s ability to hold aviation licenses in Europe is contingent on its controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and the Republic of Ireland, a European Union member country, owning and controlling the Company. During fiscal 2002, Mr. Dobbin’s five adult children were granted Irish citizenship, thereby providing a succession alternative to ensure the Company’s long-term eligibility to operate in Europe.

Reinsurance

The Company operates, through a wholly owned subsidiary, a reinsurance business that it uses to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive. The Company’s reinsurance subsidiary covers the following risks:

(i)	Loss of license insurance for the Company’s pilots in Europe, Africa and Australia.
(ii)	Death and disability insurance for employees of the Company’s Norwegian operations.
(iii)	Valuation rate protection for the pension plan for employees of the Company’s Norwegian operations.

The Company has not been exposed to any significant losses in connection with its reinsurance business.

RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with related companies subject to significant influence and companies affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2005	2004
Revenues (i)	$43,518	$10,745
Direct costs	1,298	1,972
Capital asset additions	8,160	2,962
Net amounts receivable and payable in respect of such revenues, expenses and additions	15,044	10,808

(i)
Revenue increases relate to revenues from a company owned by Schreiner which is subject to significant influence. Therefore, the fiscal 2004 amount only includes revenues from the February 16, 2004 acquisition of Schreiner.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 15 to the Company’s fiscal 2005 audited consolidated financial statements). The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.7 million (2004 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2005.

SUBSEQUENT EVENTS

On July 26, 2005, the Company signed a Letter of Intent for the sale of its 38% shareholdings in Inaer, which operates light and medium aircraft primarily in the Spanish helicopter market. The transaction is subject to several conditions including satisfactory due diligence and regulatory approval, and is expected to close in October 2005. Proceeds are estimated at $45.0 million. The investment in Inaer is held at $20.8 million at April 30, 2005. Professional fees and other direct costs associated with realizing this potential sale are not yet determinable and will reduce any gain on sale arising from this transaction.

APPLICATION OF CRITICAL ACCOUNTING POLICIES - ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2005, $6.5 million (2004 - $3.3 million) in unamortized pre-operating expenses related to new contract awards and the development of new businesses, which are expected to be recoverable from the related future cash flows of such contract awards, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are comprised of airframes and components amortized on a straight-line basis over their estimated useful lives. Effective May 1, 2004, based on the Company’s review of its amortization policy with respect to aircraft airframe, the percentage of costs attributable to certain airframes has been decreased from 30% to 25-30% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005, resulting in a decrease in amortization for the year ended April 30, 2005 of $3.8 million.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets. Helicopter airframe major inspection costs are amortized to amortization expense while component major inspections and repair and overhaul costs are amortized to direct costs. This requires the Company to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over- or under-amortization of capitalized costs.

(c)	Carrying value of flying assets

Based on independent appraisals, the appraised value of the Company’s flying assets exceeded the carrying value by $53.2 million and $102.3 million as at April 30, 2005 and 2004, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the U.K., Norway, Canada and the Netherlands for approximately one-third of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(e)	Utilization of income tax losses

The Company has accumulated $91.9 million and $37.4 million in non-capital and capital tax losses, respectively, as at April 30, 2005. As detailed in Note 24 to the Company’s fiscal 2005 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2006 and 2015 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, has recorded future tax assets of $35.0 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(f)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In making this determination the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, advance rentals, and asset value guarantees.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The second criteria that is evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The third criteria that is evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification. The appraised value of the Company’s fleet of leased aircraft as at April 30, 2005 was approximately $569.3 million and $584.0 million at April 30, 2004 (both amounts unaudited).

Certain of the Company’s operating leases have junior loans, deferred payments and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the loans and deferred payments would not be recoverable. As at April 30, 2005 no allowance has been recorded on the loans and deferred payments as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(g)	Consolidation of variable interest entities

Under AcG-15, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including the range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

NEW ACCOUNTING STANDARDS

Effective May 1, 2004, the Company prospectively adopted Canadian Accounting Guideline 13 (“AcG-13”) with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company did not apply AcG-13 or EIC-128 retroactively.

During the Company’s 2005 fiscal year, the CICA issued new accounting standards relating to the recognition and measurement of financial instruments, hedges, and comprehensive income. These accounting standards are substantially harmonized with U.S. GAAP and will be effective for the Company’s 2008 fiscal year. The Company is currently assessing the impact of these new recommendations on its financial statements.

PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Under U.S. GAAP, net earnings for the years ended April 30, 2005 and 2004 were $55.1 million and $45.8 million, respectively, compared to net earnings of $62.6 million and $63.7 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation, as well as pre-operating expenses. A description of the significant differences applicable to the Company and a reconciliation of Canadian GAAP to U.S. GAAP are set out in Note 34 to the Company’s fiscal 2005 audited consolidated financial statements.

SUMMARY FINANCIAL DATA - U.S. DOLLARS

Certain summary financial data from the Company’s fiscal 2005 audited consolidated financial statements, as detailed below, has been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated as the exchange rate at April 30, 2005 of $1.2569 = U.S.$1.00.

Financial Highlights

Year ended April 30, (in millions of U.S. dollars, except per share amounts)	2005	2004
Revenue	$718.7	$572.8
Operating income	104.5	75.1
Net earnings from continuing operations	58.5	52.7
Net loss from discontinued operations	(8.8)	(2.0)
Net earnings	49.7	50.7
Cash flow from operations	110.0	72.1
Per Share Information
Basic
Net earnings from continuing operations	$1.39	$1.27
Net loss from discontinued operations	(0.20)	(0.05)
Net earnings	1.19	1.22
Diluted
Net earnings from continuing operations	$1.28	$1.17
Net loss from discontinued operations	(0.19)	(0.05)
Net earnings	1.09	1.12

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining the Company’s disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded that they are adequate and effective as of the end of the fiscal year ended April 30, 2005.

ADDITIONAL INFORMATION

Addition information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.